HUNTON & WILLIAMS LLP FOUNTAIN PLACE 1445 ROSS AVENUE SUITE 3700 DALLAS, TEXAS 75202-2799 TEL 214 • 979 • 3000 FAX 214 • 880 • 0011
PETER WEINSTOCK DIRECT DIAL: 214-468-3395 EMAIL: pweinstock@hunton.com JONATHAN HIGHTOWER DIRECT DIAL: 512-542-5038 EMAIL: jhightower@hunton.com
January 4, 2008

VIA EDGAR

United States Securities and Exchange Commission
Division of Corporate Finance
Washington, D.C. 20549
Attn: David S. Lyon

Re:	Grand River Commerce, Inc.
Form SB-2 filed on November 16. 2007
File No. 333-147456

Dear Mr. Lyon:

On behalf of our client, Grand River Commerce, Inc. (the “Company”), we are filing with the Securities and Exchange Commission (the “Commission”) by electronic transmission Amendment No. 1 to the above-referenced Form SB-2. The referenced amendment incorporates information requested in the comment letter, dated November 28, 2007, from the staff of the Commission. In response to such comment letter, the Company has updated the financial information included in the amended filing and has included an updated consent.

Please do not hesitate to contact us if you have any questions or comments or if we may be of further assistance.

Very truly yours,

/s/ Peter Weinstock
Peter Weinstock

/s/ Jonathan Hightower
Jonathan Hightower

cc: Mr. Robert P. Bilotti